

August 13, 2009

By U.S. Mail and Facsimile to: (330) 742-0593

James R. Reske
Chief Financial Officer
United Community Financial Corp.
275 West Federal Street
Youngstown, OH 44503

> **Re: United Community Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-24399**

Dear Mr. Reske:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Compensation Components – Salary, page 7

1.   We note that the Compensation Committee determined that, due to your
        performance in 2007 and the failure to meet targeted results, no increase in salary
        would be made in 2008 for any of your named executive officers. Please tell us
        why you have not disclosed the performance targets that were not met. To the
        extent you believe that disclosure of the historical performance targets is not
        required because it would result in competitive harm such that the targets could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a
        detailed supplemental analysis supporting your conclusion. In particular, your
        competitive harm analysis should clearly explain the nexus between disclosure of
        the performance objectives and the competitive harm that is likely to result from
        disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K
        Compliance and Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 13

2.   We note your disclosure that loans to your executive officers and directors are
        made on the same terms, including interest rates and collateral, as those of
        comparable loans to other persons. Please confirm that the loans were made on
        substantially the same terms, including interest rates and collateral, as those
        prevailing at the time for comparable loans with persons not related to the lender.
        Confirm that you will revise future filings accordingly. Refer to Instruction 4(c)
        to Item 404(a) of Regulation S-K.

Signatures

3.   Please confirm that your principal accounting officer or controller has signed the
        Form 10-K on behalf of the company and confirm that you will revise future
        filings to so indicate. See General Instruction D to Form 10-K.

Exhibits 31.1 and 31.2

4.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form
        10-K and the Forms 10-Q contain modifications of the exact form of certification
        as set forth in Item 601(b)(31) of Regulation S-K. In particular, the word "report"
        has been replaced with "annual report" or "quarterly report" in paragraphs 2, 3
        and 4; the language "(the registrant's fourth fiscal quarter in the case of an annual
        report)" has been deleted from paragraph 4; and the language "(or persons
        performing the equivalent functions)" in paragraph 5 has been modified. In future
        filings, please ensure that the certifications are in the exact form as set forth in
        Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission
        statements or staff interpretations.

Closing Comments

        Please respond to this comment within ten business days or tell us when you will
provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide
a draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;

        •   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing;
            and

        •   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws of
            the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

       Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

                                       Sincerely,

                                       Kathryn McHale
                                       Staff Attorney